Exhibit 4.44
ADDENDUM No 1

to the Bareboat Charter Party Dated 24 April 2023
(hereinafter called the “Charter”)
between
Lord Ocean Navigation Co. (guaranteed by Seanergy Maritime Holdings Corp.), as Charterers
and
Village Seven Co., Ltd., and V7 Fune, as Owners
in respect of the vessel
MV Lordship

This Addendum N° 1 is dated 24th of April, 2023 and is a supplement to the Charter. Words and expressions defined in the Charter shall have the same meaning when used herein.

1.	Owners’ Put Option

In the event Charterers have not exercised their final Purchase Option at the end of the Charter period, as defined in Clause 40 of the Charter, Owners have the option to sell the Vessel back to the Charterers at the end of the Charter period of this charter at the price of USD 7,811,111.00 (the “Put Option Price”). The Owners must give a notice of their decision to sell the Vessel minimum 60 (sixty) days prior to the end of the Charter Period. The sale of the Vessel from Owners as sellers to the Charterers as buyers shall be in accordance with the same mechanism as otherwise defined in Clause 40 of the Charter in the case of the Charterers exercising their Purchase Option.

Save as stated above, the terms and conditions of the Charter shall remain in force.

IN WITNESS HEREOF the Owners and the Charterers have signed and executed TWO COPIES of this Agreement the day and year first written.

For the Owners:	For the Charterers:

/s/ Mamoru Nanamura	/s/ Stavros Gyftakis

Mamoru Nanamura	Stavros Gyftakis
Representative Director	Director/ Treasurer
Village Seven Co., Ltd.	Lord Ocean Navigation Co.

For the Owners:

/s/ Mamoru Nanamura

Mamoru Nanamura
Director/President
V7 Fune Inc.